NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024884

Received SEC
FEB 14 2008
Washington, DC 20549

February 14, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2008

Christa A. D'Alimonte
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

Dear Ms. D'Alimonte:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Merrill Lynch by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

B

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

cdalimonte@shearman.com
(212) 848-7257

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees Employees Pension Plan

Ladies and Gentlemen:

On behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("Merrill Lynch" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal") attached as Exhibit 1 hereto that Merrill Lynch received from the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME") for inclusion by Merrill Lynch in the proxy materials (the "2008 Proxy Materials") the Company intends to distribute in connection with its 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Proposal was sent to Merrill Lynch under cover of a letter dated October 31, 2007 which is also attached as part of Exhibit 1 hereto.

The Proposal

The Proposal "urge[s] the compensation committee of the board of directors to adopt a policy… that senior executives be prohibited from selling shares of Company common stock during periods in which the Company has announced that it may or will be repurchasing shares of the Company's common stock."

Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act, because the Proposal relates to Merrill Lynch's ordinary business operations.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from the 2008 Proxy Materials.

The reasons that the Proposal may be properly omitted from the 2008 Proxy Materials are discussed below. The factual information regarding Merrill Lynch and its business in such discussion has been provided to us by Merrill Lynch.

The Proposal Relates to the Ordinary Business Operations of Merrill Lynch

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

The Commission has provided specific guidance on the policy rationale for the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id. The Commission then went on to identify the two central considerations on which this underlying policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . .
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies." Id.

The Proposal clearly falls within the ordinary business exclusion based upon the application of the general underlying policy, including the two central considerations on which it rests.

First, the design and implementation of a stock repurchase program is within the scope of a company's ordinary business operations and can be an important element of a company's management of its use of capital. Since 2004, Merrill Lynch has repurchased approximately $21 billion of common stock in the open market under stock repurchase programs that were approved by the Merrill Lynch Board of Directors and publicly announced. The decisions made by Merrill Lynch's management and Board relating to these repurchases have involved complex evaluations of the Company's allocation of capital and whether, when, how, and the extent to which, to return capital to shareholders. By allowing shareholders to mandate certain terms of Board-approved repurchase programs (in this case, a restriction on trading by certain employees during any such program), the Proposal inappropriately seeks to interfere with decisions within the purview of management and the board of directors and micro-manage the Company's business.

The Staff has, on several occasions, applied the ordinary business exclusion to allow companies to omit shareholder proposals relating to the terms, conditions and implementation of stock repurchase programs. See Food Lion, Inc. (available January 22, 1996) (permitting exclusion of a shareholder proposal requiring that an existing stock repurchase plan be amended to accelerate and expand the amounts of stock repurchased because the conduct of ordinary business operations includes the "determination of the terms and conditions of an existing stock repurchase plan."); Clothestime Inc. (available March 13, 1991) (permitting exclusion of a shareholder proposal involving specific terms and conditions for a share repurchase program, including guidelines as to the repurchase price of the shares, because "terms and conditions" of a share repurchase program relate to the conduct of ordinary business operations); Pfizer, Inc. (available February 4, 2005) (permitting exclusion of a shareholder proposal requiring a dividend increase rather than an implementation of a share repurchase program because "implementation of a share repurchase program" relates to the conduct of ordinary business operations); Medstone International, Inc. (available May 1, 2003) (permitting exclusion of a shareholder proposal requiring the repurchase of a certain amount of shares at no more than a certain price because "implementing a repurchase program" relates to the conduct of ordinary business operations); Apple Computer, Inc. (available March 3, 2003) (permitting exclusion of a shareholder proposal establishing specified procedures for the design and implementation of a share repurchase program because "implementing a share repurchase program" relates to the conduct of ordinary business operations); American Recreation Centers, Inc. (available December 18, 1996) (permitting exclusion of a shareholder proposal requiring the repurchase of common stock because "implementing a repurchase plan of outstanding stock" relates to the conduct of ordinary business operations). Consistent with these examples, we believe the Proposal is excludable from the 2008 Proxy Statement because it relates to the specific terms and conditions of a common stock repurchase program designed by the Company's management and Board by requiring as a condition to the implementation of a stock repurchase program that senior executives be prohibited from selling shares of Company's common stock during periods in which the Company conducts its share repurchase program.

Second, the Proposal constitutes an attempt by stockholders to inappropriately impose restrictions on the ability of senior executives to sell shares of the Company's common stock. As part of management's responsibility for the day-to-day operation of the Company's business and the Board's oversight thereof, Merrill Lynch has established trading "windows" (specific dates during the year when directors, executive officers and certain other employees may buy and sell Merrill Lynch securities) and "blackout periods" (specific dates during the year when directors, executive officers and certain other employees may not buy and sell Merrill Lynch securities). In establishing trading "windows" and "blackout periods", Merrill Lynch's management carefully considered and balanced a variety of factors in an effort to ensure that applicable legal and regulatory requirements are satisfied. Any attempt by shareholders to insert themselves in this process – for example, by mandating restrictions such as those included in the Proposal -- would constitute an inappropriate attempt to micro-manage the Company's policies and programs for trading by employees in Merrill Lynch securities.

The Staff has, on numerous occasions, endorsed the exclusion of proposals that sought to involve shareholders in legal compliance programs on the ground that such programs relate to a company's ordinary business operations. Proposals have been excluded, for example, where the proponent sought the appointment of an advisory committee to investigate securities laws violations (Ford Motor Company (available March 19, 2007)), where the proponent sought a report on the cost of compliance with the requirements of the Sarbanes-Oxley Act (Bear Stearns Companies, Inc. (available February 14, 2007); Merrill Lynch & Co., Inc. (available January 11, 2007); Lehman Brothers Holdings, Inc. (available January 11, 2007); Morgan Stanley (available January 8, 2007)), and where the proponent sought the establishment of an oversight committee to ensure compliance with laws (The AES Corporation (available January 9, 2007)). The legal compliance program which Merrill Lynch has implemented is designed to ensure that trading in the Company's securities by its senior executives is conducted in compliance with applicable federal securities laws and regulations. The Proposal here interferes even more directly than those in the foregoing letters with the Company's legal compliance program by seeking to effectively revise and significantly expand the scope of the applicable limitations on trading by executives in the Company's securities. For that reason, it should properly be excluded as addressing a matter of ordinary business operations (i.e., a legal compliance program).

For the foregoing reasons, we believe that the Proposal is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Merrill Lynch's ordinary business operations – namely, the determination of appropriate terms and conditions for Merrill Lynch's common stock repurchase programs, and the appropriate restrictions on certain employees' ability to trade Merrill Lynch securities.

Conclusion

Based on the foregoing, Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials for the 2008 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 848-7257. Thank you for your attention to this matter.

December 20, 2007

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter and the attachments hereto (including the Proposal), and a copy of this letter, with attachments, is being sent simultaneously to AFSCME as notification of Merrill Lynch's intention to omit the Proposal from its 2008 Proxy Materials. Merrill Lynch expects to file its definitive proxy materials with the Commission on or about March 14, 2008. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Merrill Lynch files its definitive 2008 Proxy Materials. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

Christa A. D'Alimonte

Attachment

cc w/ att: Gerald W. McEntee, American Federation of State County and Municipal Employees Employees Pension Plan

Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling LLP

Exhibit 1

NOV 1 2007

American Federation of State, County and Municipal Employees

1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

October 31, 2007

<u>VIA Overnight Mail and Telecopier (212) 670-4703</u>
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080
Attention: Judith A. Witterschein, Chief Administrative Officer and Corporate Secretary

Dear Ms. Witterschein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2007 proxy statement of Merrill Lynch (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 5,855 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that shareholders of Merrill Lynch & Co., Inc. ("Merrill" or the "Company") urge the compensation committee of the board of directors to adopt a policy (the "Policy") that senior executives be prohibited from selling shares of Company common stock during periods in which the Company has announced that it may or will be repurchasing shares of the Company's common stock (a "Buyback"). The Policy should provide that senior executives may exercise stock options during a Buyback period, provided they continue to hold the shares acquired thereby (net of any shares sold to pay the exercise price) until the Buyback period has expired.

SUPPORTING STATEMENT

Merrill announced a $6 billion common stock buyback program in April 2007, which followed on the heels of a $5 repurchase program announced in October 2006 and a $6 billion program begun in February 2006. Merrill's 10-K covering the year ended December 29, 2006 disclosed that it spent over $9 billion repurchasing 116.6 million of its own common shares during that year. Since the February 2006 buyback announcement, former Merrill CEO Stanley O'Neal sold 492,262 shares of Company stock.

In our view, allowing senior executives to sell stock during a buyback sends the wrong message to the financial markets. Implicit in a company's decision to repurchase its stock is the notion that management believes that the shares are undervalued and that they are therefore a superior investment to other available opportunities such as expanding operations or making acquisitions. Accordingly, in our view, prohibiting senior executives from selling stock during share buybacks will enhance the credibility of the signal sent by the buyback.

In addition, we believe that prohibiting executive stock sales during buybacks would reduce the conflicts of interest that may lead managers to prefer buybacks to other means of returning cash to shareholders. Audit Integrity, a research firm that focuses on accounting and corporate governance risk, stated in a June 2006 report flagging companies with large insider sales and large buybacks, "Buying stock with one hand while selling it with the other presents a clear conflict of interest." More specifically, a November 2006 article in CFO Magazine noted that senior executives holding options may have an incentive to favor a share repurchase over a dividend because optionholders do not receive dividends and because dividends dilute the value of options.

We urge shareholders to vote for this proposal.

NOV 1 2007

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 31, 2007

VIA Overnight Mail and Telecopier (212) 670-4703
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080
Attention: Judith A. Witterschein, Chief Administrative Officer and Corporate Secretary

Dear Ms. Witterschein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

October 31, 2007

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for MERRILL LYNCH (cusip 590188108)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **5,855 shares of Merrill Lynch** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Merrill Lynch** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

AFSCME
We Make America Happen

RECEIVED

2008 JAN 22 PM 12:39

EMPLOYEES PENSION PLAN OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

January 16, 2008

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Merrill Lynch & Co., Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Merrill Lynch & Co., Inc. ("Merrill Lynch" or the "Company") a shareholder proposal (the "Proposal") asking the compensation committee of Merrill Lynch's board of directors to adopt a policy prohibiting senior executives from selling shares of the Company's common stock during periods in which Merrill Lynch has announced that it may or will be repurchasing shares of common stock.

In a letter dated December 20, 2007, Merrill Lynch stated that it intends to omit the Proposal from its proxy materials being prepared for the 2008 annual meeting of shareholders. Merrill Lynch argues that it can exclude the Proposal pursuant to Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, Merrill Lynch has not met its burden of establishing its entitlement to rely on this exclusion, and its request for relief should accordingly be denied.

Exchange Act Release No. 40018 explains that the Commission's interpretation of the ordinary business exclusion aims to prevent shareholders from deciding day-to-day matters that, as a practical matter, could not be subject to shareholder oversight; and to ensure that shareholders do not micro-manage a company's operations. Merrill Lynch argues that these factors compel exclusion of the Proposal because it attempts to "mandate certain terms of Board-approved repurchase programs" and would interfere with decisions involving "complex evaluations of the Company's allocation of capital and whether, when, how and the extent to which, to return capital to shareholders."

But the Proposal would do neither of those things. The Proposal asks that the board's compensation committee adopt a policy prohibiting a small subset of Merrill Lynch's employees—its senior executives—from selling shares during a share repurchase. There is no reason such a limitation would need to constitute a term of the buyback program. Rather, it could appear, like other corporate governance policies, in Merrill Lynch's Corporate Governance Guidelines.[1] Indeed, implementation of the Proposal would not require any changes at all to Merrill Lynch's repurchase plan, nor would it upend any of the carefully considered decisions of the Company's board regarding the scope or terms of such a plan.

By contrast, the proposals in the determinations cited by Merrill Lynch did seek to control details—often multiple aspects—of the repurchase programs themselves. For example, in Food Lion, Inc.,[2] the proposal sought to amend a repurchase plan to change the number of shares repurchased, the duration of the plan, the funding of the plan and the payment of dividends during the time in which the plan was in effect. The Staff concurred with the company's view that the proposal could be excluded on ordinary business grounds, reasoning that the proposal involved the "terms and conditions of an existing stock repurchase plan." Similarly, the proposal in Apple Computer, Inc.[3] sought the quarterly establishment by senior management of guidelines governing the company's share repurchase program, including a target price level, at which management felt the company's shares are a good investment; maximum price level, above which repurchase will not be permitted; and "adequate funding." The Staff allowed exclusion on ordinary business grounds. The degree of specificity and micro-management seen in these proposals far exceeds that of the Proposal.

Merrill Lynch urges that the Proposal would "inappropriately impose restrictions on the ability of senior executives to sell shares of the Company's common stock." Specifically, Merrill Lynch asserts that the prohibition sought in the Proposal would interfere with the existing trading windows and blackout periods governing transactions in Company stock by directors, executive officers and certain other employees. The Proposal, however, would override such arrangements during a share repurchase by, in essence, creating a super-blackout period whose duration is coextensive with the term of the repurchase plan. Thus, in no way would the Proposal cause the Company to fall out of compliance with legal and regulatory requirements relating to insider transactions.

In a related argument, Merrill Lynch contends that the Proposal falls within the category of proposals involving legal compliance programs, which the Staff has

1 See http://www.ml.com/media/48225.pdf.
2 Food Lion, Inc. (available Feb. 22, 1996).
3 Apple Computer, Inc. (available Mar. 3, 2003).

previously determined relate to registrants' ordinary business operations. The relationship between the Proposal and compliance programs—which appears to consist solely of the assertion that the Proposal would impose additional restrictions beyond those that are legally mandated—is too attenuated to support this characterization of the Proposal.

The proposals in the letters on which Merrill Lynch relies directly addressed companies' compliance programs, either by seeking the constitution of an independent committee to investigate or oversee some aspect of compliance,[4] or by asking companies to report on the costs, benefits and impacts of the Sarbanes-Oxley Act.[5] Here, any relationship to legal compliance is so tangential—indeed, Merrill Lynch does not even specify how the Proposal might hinder the Company's compliance efforts—as to render the determinations the Company cites inapplicable.

In sum, the Proposal seeks the adoption of a policy regarding the sale of stock by senior executives during a share buyback and, as such, does not try to micro-manage any aspect of Merrill Lynch's current repurchase or future repurchase plans. The Proposal also does not deal with the Company's legal or regulatory compliance programs. Accordingly, Merrill Lynch is not entitled to rely on the ordinary business exclusion to omit the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Christa A. D'Alimonte
Shearman & Sterling LLP
Fax # 212-848-7179

---

4 Ford Motor Company (available Mar. 19, 2007); The AES Corporation (available Jan. 9, 2007).

5 Bear Stearns Companies, Inc. (available Feb. 14, 2007); Merrill Lynch & Co., Inc. (available Jan. 11, 2007); Lehman Brothers Holdings, Inc. (available Jan. 11, 2007); Morgan Stanley (available Jan. 8, 2007).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

The proposal urges the compensation committee of the board of directors to adopt a policy that senior executives be prohibited from selling shares of Merrill Lynch common stock during periods in which Merrill Lynch has announced that it may or will be repurchasing shares of its common stock.

We are unable to concur in your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Merrill Lynch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END